Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended December 31, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2014		December 31, 2013
	RMB’000	US$’000	RMB’000	US$’000
Revenue	3,920,895	640,774	4,190,097	684,768
Cost of goods sold	(2,950,802)	(482,236)	(3,213,513)	(525,170)
Gross profit	970,093	158,538	976,584	159,598
Other operating income	13,786	2,253	69,936	11,429
Research and development costs	(132,553)	(21,663)	(146,266)	(23,904)
Selling, distribution and administrative costs	(460,219)	(75,211)	(423,284)	(69,175)
Operating profit	391,107	63,917	476,970	77,948
Finance costs	(36,485)	(5,963)	(25,852)	(4,225)
Share of profit/(loss) of associates	804	131	(49)	(8)
Share of loss of joint ventures	(3,591)	(587)	(46,344)	(7,574)
Profit before tax	351,835	57,498	404,725	66,141
Income tax expense	(27,209)	(4,447)	(74,323)	(12,146)
Profit for the period	324,626	53,051	330,402	53,995
Attributable to:
Equity holders of the parent	241,171	39,413	254,121	41,529
Non-controlling interests	83,455	13,638	76,281	12,466
	324,626	53,051	330,402	53,995
Net earnings per common share:
Basic	6.31	1.03	6.82	1.11
Diluted	6.31	1.03	6.82	1.11
Unit sales	93,094		110,583

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2014 (Unaudited)		December 31, 2013 (Audited)
	RMB’000	US$’000	RMB’000	US$’000
Revenue	16,436,142	2,686,083	15,902,355	2,598,849
Cost of goods sold	(13,145,152)	(2,148,252)	(12,637,451)	(2,065,280)
Gross profit	3,290,990	537,831	3,264,904	533,569
Other operating income	94,892	15,508	156,352	25,552
Research and development costs	(494,594)	(80,829)	(468,612)	(76,583)
Selling, distribution and administrative costs	(1,598,670)	(261,263)	(1,550,228)	(253,347)
Operating profit	1,292,618	211,247	1,402,416	229,191
Finance costs	(156,670)	(25,604)	(161,211)	(26,346)
Share of profit of associates	956	156	159	26
Share of loss of joint ventures	(30,711)	(5,019)	(79,245)	(12,951)
Gains arising from acquisitions	95,192	15,557	—	—
Profit before tax	1,201,385	196,337	1,162,119	189,920
Income tax expense	(179,638)	(29,357)	(222,147)	(36,304)
Profit for the period	1,021,747	166,980	939,972	153,616
Attributable to:
Equity holders of the parent	730,281	119,347	700,423	114,468
Non-controlling interests	291,466	47,633	239,549	39,148
	1,021,747	166,980	939,972	153,616
Net earnings per common share:
Basic	19.36	3.16	18.79	3.07
Diluted	19.36	3.16	18.79	3.07
Unit sales	483,825		500,756

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of December 31, 2014 (Unaudited)		As of December 31, 2013 (Audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	2,509,034	410,040	3,561,848
Trade and bills receivables	8,113,095	1,325,886	7,437,948
Inventories	1,921,180	313,970	2,334,052
Trade and bills payables	4,214,289	688,722	5,085,349
Short-term and long-term interest bearing loans and borrowings	2,286,717	373,708	2,259,377
Equity attributable to equity holders of the parent	6,988,434	1,142,088	6,391,573

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